FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 8, 2018

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

For the quarter ended March 31, 2018

São Paulo, May 07, 2018 – BrasilAgro (B3: AGRO3) (NYSE: LND), the Brazilian leader in acquiring, developing and selling rural properties that offer high potential for price appreciation in Brazil, announces its consolidated results for the quarter ended March 31, 2018. The consolidated quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

3Q18 Conference Call May 08, 2018
Portuguese with simultaneous English translation 1:30 p.m. (Brasília) 12:30 p.m. (NY) Phone: +55 (11) 3127 4971 Phone: + 1 516 300 1066 Password : BrasilAgro

www.brasil-agro.com	2	BRASILAGRO 2018

PRICE	CONTACTS
AGRO3: R$13.20 LND: US$3.79	+ 55 (11) 3035 5374 ri@brasil-agro.com Gustavo Javier Lopez IRO Ana Paula Zerbinati Ribeiro Investor Relations Manager

www.brasil-agro.com	3	BRASILAGRO 2018

MESSAGE FROM MANAGEMENT

On May 7, we announced the sale of 956 hectares (660 arable hectares) of the Araucária Farm, located in a plateau area, for R$61.6 million. This sale represents a gain of R$36.1 million (“present value” – “acquisition value + net depreciation investments”) and has an expected Internal Rate of Return (IRR) of 16.5%.

This was another important transaction for the Company, reinforcing the success and consistency of our business model, with the capture of capital gains through the sale of properties. This sale will be accounted for in the next quarter.

We closed 9M18 with a Net Revenue of R$225.0 million, Net Income of R$85.6 million, and Adjusted EBTIDA of R$70.1 million. This result mainly reflects the sale of 1.3 million tons of agricultural products in the period.

Since the beginning of the 16/17 harvest, we have taken a series of actions to mitigate the Company's operational risks - we started cattle raising activities, incorporated mature areas in the operation (via acquisition and leasing), leased to third parties areas with greater volatility and invested in the development and maturation of the portfolio. These actions resulted in a strong and recurring operating result, confirming our strategy and commitment to deliver results

Regarding the operating performance, we began harvesting the 17/18 soybean and corn crops and, by the date of this release, we had completed 90% of the harvest in the properties in Brazil and Paraguay. With a more mature portfolio and a good rainfall during crop development and harvesting periods, the soybean and corn yields are above expectations in Brazil and Paraguay.

At the sugarcane farms, we began harvesting the 2018 crop in April, and we are concluding the planting of 6,205 hectares in the Middle-West and Maranhão state properties.

In February, we formalized the spin-off process of Cresca S.A., which started in October 2016. With the end of the Joint Venture, BrasilAgro acquired 50% of Cresca’s assets and liabilities through the subsidiary Agropecuária Morotí S.A. The accounting effects of the spin-off are reflected in this result.

The pursuit for excellence in all our value generation fronts brought results above the estimated for this harvest. We believe that an efficient operation and a solid balance sheet are fundamental to the Company’s organic and inorganic expansion plans.

www.brasil-agro.com	4	BRASILAGRO 2018

OPERATING PERFORMANCE

Definitions: 3Q17 and 3Q18 - quarter ended March 31, 2017 and 2018, respectively| 9M17 and 9M18 – nine-month period ended March 31, 2017 and 2018, respectively | 2016/2017 Harvest Year – fiscal year started on July 1, 2016 and ended on June 30, 2017 | 2017/2018 Harvest Year – fiscal year started on July 1, 2017 and ended on June 30, 2018.

Property Sale

In May, we sold an area of the Araucária Farm, an agricultural property located in the municipality of Mineiros, Goiás. A total of 956 hectares (660 arable hectares) were sold, amounting to 1,208 soybean bags per arable hectare or R$61.6 million (~R$93,356/arable hectare). The buyer made an initial payment of 79,200 soybean bags in the amount of R$5.3 million. The second installment of 79,200 soybean bags will be paid in September 2018 and the remaining balance will be paid in six annual installments.

From an accounting standpoint, this plot of the farm is valued in the Company’s books at R$11.0 million (acquisition + net depreciation investments) and has an expected Internal Rate of Return (IRR) of 16.5%.

The property was acquired in 2007 and had a total area of 9,682 hectares, of which 394 hectares were sold in May 2013 1,164 hectares in July 2014, 274 hectares in March 2017 and 1.360 hectares in May 2017, remaining 5,534 hectares in the portfolio after this sale.

The sale will be accounted for in the results of the next quarter and we will continue to operate the area sold until the end of the 2018 sugarcane harvest.

.

www.brasil-agro.com	5	BRASILAGRO 2018

Property Portfolio

On the date of this release, the Company’s property portfolio consisted of 225,877 hectares across six Brazilian states and Paraguay.

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	mar/07	Grains and Pasture	30.981	24.226
2	Alto Taquari Farm	Alto Taquari / MT	aug/07	Sugarcane	5.394	3.774
3	Araucária Farm	Mineiros / GO	apr/07	Sugarcane	6.490	4.784
4	Chaparral Farm	Correntina / BA	nov/07	Grains	37.182	26.444
5	Nova Buriti Farm	Bonito de Minas / MG	dec/07	Forest	24.212	17.846
6	Preferência arm	Baianópolis / BA	sep/08	Grains and Pasture	17.799	12.410
7	Partnership II(1)	Ribeiro Gonçalves / PI	nov/13	Grains	7.500	7.500
8	Partnership III(2)	Alto Taquari / MT	may/15	Sugarcane	4.263	4.263
9	Partnership IV(3)	São Raimundo das Mangabeiras / MA	feb/17	Sugarcane	15.000	15.000
10	São José Farm	São Raimundo das Mangabeiras / MA	feb/17	Grains and Sugarcane	17.566	10.137
11	Palmeiras(4) (Paraguay)	Boquerón	dec/13	Grains and Pasture	59.490	29.745
	Total				225.877	156.129
1- BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
2- BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.
3 - BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
4- New social denomination of the operation in Paraguay.

Development of Areas

......................................................................................................................................................

We concluded a process to transform approximately 2,000 hectares in Paraguay, representing an average growth of 32% in the portfolio transformation in the last 10 years.

www.brasil-agro.com	6	BRASILAGRO 2018

Market Value of the Portfolio

In 2017, we hired the independent consulting firm Deloitte Touche Tohmatsu to conduct a market valuation of our properties. According to their appraisal, as of June 30, 2017, the market value of the portfolio was R$1.4 billion.

We internally appraise, on an annual basis, the market value of our farms. And on June 30, 2017, date of the appraisal, the market value of our portfolio was R$1.3 billion, an increase of 24.6% in relation to the previous year.

In order to estimate the market value of our farms, we considered for each property: (i) its level of development; (ii) soil quality and maturity; and (iii) agricultural aptitude and potential.

The table below shows the portfolio’s internal market valuation as of June 30, 2016 and 2017 and the independent market valuation performed by independent consulting firm Deloitte Touche Tohmatsu on June 30, 2017.

FARM		LOCATION	Internally Appraise (R$ thousand)			Independent Valuation
						(R$ thousand)
			30/06/2016	Period Sales	30/06/2017	30/06/2017
1	Jatobá Farm	Jaborandi / BA	303.455	10.100	321.802	360.758
2	Alto Taquari Farm	Alto Taquari / MT	120.607		150.940	119.706
3	Araucária Farm	Mineiros / GO	150.881	30.200	166.352	172.327
4	Chaparral Farm	Correntina / BA	262.747		291.751	352.391
5	Nova Buriti Farm	Bonito de Minas / MG	31.967		30.282	23.407
6	Preferência Farm	Baianópolis / BA	56.564		54.680	64.392
7	São José Farm	São Raimundo das Mangabeiras / MA	0		148.255	156.981
8	Palmeiras (Paraguay)	Boquerón	154.849		143.074	143.039
	Total		1.081.070	40.300	1.307.136	1.393.001

www.brasil-agro.com	7	BRASILAGRO 2018

Agricultural Operations

The table below shows the breakdown of the planted area by farm in the 17/18 Harvest:

Planted Area by Farm - Crop 17/18 (ha)	Ratoon Cane	Plant Cane	Soybean	Corn	Corn - 2nd Crop	Pasture	Other	Total
Jatobá Farm			4.203	1.582		5.005	10.057	20.847
Alto Taquari Farm	3.070	395					176	3.641
Araucária Farm	2.949	336					255	3.540
Chaparral Farm			9.596	1.195		5.002	3.522	19.315
Preferência Farm						6.376	134	6.510
Partnership II Farm			7.452					7.452
Partnership III Farm	3.081	1.474					357	4.912
São José Farm and Partnership IV Farm	15.847	4.000	5.255		350			25.452
Palmeiras (Paraguay)			5.300	996		3.262	967	10.525
Total	24.947	6.205	31.806	3.773	350	19.645	15.468	102.194

Planted area by crop (ha)	Crop 16/17	Crop 17/18	Harvest Participation 17/18 (%)	Change (%)
Grains	30.139	35.929	35,2%	19,2%
Soybean	22.549	31.806	31,1%	41,1%
Corn	7.590	4.123	4,0%	-45,7%
Sugarcane	29.698	31.152	30,5%	4,9%
Pasture	16.425	19.645	19,2%	19,6%
Others	12.611	15.468	15,1%	22,7%
Total	88.873	102.194	100,0%	15,0%

Area Planted by Land Ownership (ha)	Crop 16/17	Crop 17/18	Harvest Participation 17/18 (%)	Change (%)
Ownn Area	59.678	74.378	72,8%	24,6%
Operated by BrasilAgro	52.027	74.378	72,8%	43,0%
Leased to third parties	7.651	0	0,0%	n.a.
Leased area	29.195	27.816	27,2%	-4,7%
Total	88.873	102.194	100,0%	15,0%

GRAINS

In 3Q18, we began harvesting the 17/18 soybean and corn crops and, by the date of this release, we had concluded 99% of the soybean harvest and 30% of the corn harvest.

	Crop 16/17	Crop 17/18	Change	Crop 17/18 Estimated until	Change
Productivity per culture (tons)	Realizad	Estimated	(%)	Mar/18	(%)
Soybean	65.057	82.020	26,1%	110.694	35,0%
Corn	40.502	27.111	-33,1%	18.944	-30,1%
Corn - 2nd Crop	-	2.319	n.a.	2.625	13,2%
Total	105.559	111.450	5,6%	132.263	18,7%

We expect a result above that initially estimated on the farms in Piauí and Bahia, impact of the good level of rainfall during the development of the crops and in the harvest period.

SUGARCANE

The following table shows the sugarcane results appropriated in the sugarcane harvest year (April to November) and during the Company’s fiscal year:

www.brasil-agro.com	8	BRASILAGRO 2018

	2016	2017	Change	2017 Estimated	Change
Year Crop Result - Sugarcane	(01/apr a 31/dec)	(01/apr a 31/dec)	(%)	(01/apr a 30/nov)	(%)
Tons Harvested	869.501	1.858.754	113,8%	1.660.174	12,0%
Hectares harvested	10.336	27.130	162,5%	25.977	4,4%
TCH - Harvest Tons per Hectares	84,12	68,51	-18,6%	63,91	7,2%

					Change
Accounting Year Result - Sugarcane		9M17		9M18	(%)
Tons Harvested		539.221		1.378.554	155,7%
Hectares harvested		6.659		20.431	206,8%
TCH - Harvest Tons per Hectares		80,98		67,47	-16,7%

In November, we ended the 8th year of sugarcane supply in the Alto Taquari, Araucária, Parceria III and Parceria IV Farms, delivering 1.8 million tons, from April to November, the sugarcane harvest year.

We started the renewal of the cane field for the new sugarcane harvest and we will plant another 6,205 hectares in the farms in the Midwest region and in Maranhão.

The reduction of tons harvested per hectare is due to the sugarcane crop reform period in the areas harvested at the São José Farm. These areas were not being managed in accordance with the Company’s quality standards and thus are being reformed in order to improve their productivity and quality levels.

CATTLE RAISING

As of March 31, we had 20,692 head of cattle in the Preferência and Jatobá Farms and in Paraguay, distributed in 11,381 hectares of already active pasture in Brazil and 3,262 hectares of already active pasture in Paraguay.

Livestock	9M18	Crop 17/18	Change
		Estimated	(%)
Hectares	14.643	14.029	4,4%
Number of heads	20.692	15.799	31,0%
Meat production (kg)	1.742.197	2.414.186	-27,8%
Weight Gain per Day	0,31	0,42	-26,9%
Weight Gain per hectare	118,98	172,09	-30,9%

OTHERS

In order to improve the Company’s results and mitigate operating risks, we leased 10,543 hectares to third parties in the state of Bahia and in the Midwest region, as a real estate strategy. The areas were leased to local farmers and the contracts have a term of up to five harvests.

In addition, we have 4,925 hectares of grasses cover crops and sorghum, in order to increase the organic matter and accelerate the maturation of the soil.

www.brasil-agro.com	9	BRASILAGRO 2018

FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA is calculated as gross profit adjusted by general, administrative, and selling expenses, other operating revenue and depreciation expenses. Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains) and adjusting for the harvest’s derivative results and depreciation expenses, including depreciation of fixed assets of the farms and administrative installations, developed areas and permanent crops.

EBITDA (R$ thousand)	3Q18	3Q17	Change	9M18	9M17	Change
Gross Profit	34.179	7.519	355%	94.528	18.951	399%
Selling expenses	(2.257)	(417)	441%	(4.347)	(537)	709%
General and administrative expenses	(6.829)	(5.964)	15%	(21.619)	(19.638)	10%
Other operating income/expenses, net	37.116	(119)	n.a.	35.872	(5.736)	n.a.
Depreciations and amortizations	391	363	8%	18.364	7.201	155%
EBITDA	62.600	1.382	4430%	122.798	241	n.a.

Adjusted EBITDA (R$ thousand)	3Q18	3Q17	Change	9M18	9M17	Change
Gross Profit	34.179	7.519	4	94.528	18.951	399%
Elimination of gains on biological assets (grains and sugarcane planted)	(19.672)	(16.860)	17%	(16.664)	(13.879)	20%
Selling expenses	(2.257)	(417)	441%	(4.347)	(537)	709%
General and administrative expenses	(6.829)	(5.964)	15%	(21.619)	(19.638)	10%
Other operating income/expenses, net	1.462	(119)	n.a.	218	(5.736)	n.a.
Derivatives Results	3.324	891	273%	3.964	2.064	92%
Adjusted Depreciations 1	755	1.693	-55%	14.042	7.822	80%
EBITDA Cresca2	0	(686)	n.a.	(9)	(1.077)	-99%
Adjusted EBITDA	10.961	(13.944)	n.a.	70.113	(12.030)	n.a.
(1) Adjusted Depreciation includes depreciation of harvested grains and sugarcane.
(2) The amounts refer to Cresca’s administrative expenses. The operating result in Paraguay is consolidated to BrasilAgro.
(3) Not included the Cresca spin-off effects.

www.brasil-agro.com	10	BRASILAGRO 2018

Income Statement

Since March 2017, the results of the operation in Paraguay have been disclosed, consolidated with the results of the operation in Brazil.

NET REVENUE FROM SALES OF AGRICULTURAL PRODUCTS

Net Revenue (R$ thousand)	3Q18	3Q17	Change	9M18	9M17	Change
Total	17.907	14.946	20%	149.491	72.693	106%
Farms Sale	-	3.854	-100%	-	3.854	-100%
Soybean	16.957	8.727	94%	23.552	14.946	58%
Corn	662	403	64%	9.061	723	1153%
Sugarcane	(294)	1.105	n.a.	111.888	50.053	124%
Livestock	319	-	n.a.	2.847	-	n.a.
Leasing	1.041	602	73%	2.964	1.420	109%
Services	-	-	n.a.	-	26	-100%
Others	(778)	255	n.a.	(821)	1.671	n.a.

Tons	3Q18	3Q17	Change	9M18	9M17	Change
Quantity sold	22.302	8.717	156%	1.272.545	527.755	141%
Soybean	15.741	7.752	103%	22.711	13.156	73%
Corn	6.561	956	586%	25.029	1.372	1724%
Sugarcane	-	-	n.a.	1.224.751	512.697	139%
Others	-	9	-100%	54	530	-90%

In 3Q18, the recorded net revenue from sales was R$17.9 million, with an increase in volume sold during the period of R$13.5 million compared to the previous year.

Net revenue from grains (soybean and corn) in 9M18 increased by R$16.9 million from the previous year, from R$15.7 million, from the sale of 14,500 tons, to R$32.6 million, from the sale of 47,700 tons.

Soybean revenue increased by R$8.6 million in 9M18 when compared to the previous year, from R$14.9 million, from the sale of 13,200 tons at R$1,136.06 per ton, to R$23.5 million, from the sale of 22,700 tons at R$1,037.03 per ton.

Corn revenue in 9M18 increased by R$8.3 million when compared to the previous year, from R$723 thousand from the sale of 1,400 tons at R$526.97 per ton, to R$9,0 million, from the sale of 25,000 tons at R$362.02 per ton. Corn sold until 6M18 was produced in the previous harvest and was stored as a sales strategy. As of 3Q18, the sale of corn already refers to the 17/18 harvest.

Sugarcane revenue in 9M18 increased by R$61.8 million when compared to the previous year, from R$50.0 million from the sale of 512,700 tons at R$97.63 per ton, to R$111.9 million from the sale of 1.2 million tons at R$91.36 per ton of sugarcane. The reduction in per-ton sugarcane price was due to the 1% reduction in the TRS (total recoverable sugar), which went from 146,62 kg/ton (0.668 R$/kg) in 9M17 to 145.43 kg/ton (0.669 R$/kg) in 9M18. The difference of 153,800 tons of sugarcane produced in relation to the total sold is the result of leasing payment.

www.brasil-agro.com	11	BRASILAGRO 2018

Cattle-raising revenue totaled R$2.9 thousand in 9M18, resulting from the sale of 1,336 head of cattle in Brazil and Paraguay at R$5.23 per kg.

Leasing revenue reached R$2.9 million in 9M18 and reflects the third-party leases of Farms in Bahia and in the Midwest region.

The amount recorded in other sales revenue was R$821 thousand in 9M18 due to the payment of taxes (FUNRURAL). During the same period of the previous year, we had other revenue in the amount of R$1.5 million, which came from the sale of inputs (seeds, fertilizers and byproducts) from areas that were not planted in the 2016/17 harvest year and R$200 thousand, which came from the sale of 369 tons of sorghum.

GAINS OR LOSSES OF AGRICULTURAL PRODUCTS AND BIOLOGICAL ASSETS

Biological Assets and Agricultural Products (R$ thousand)	Soybean	Corn (crop)				Gain / Loss
	17/18	17/18	Sugarcane	Livestok	Others	03/31/18
Gain and losses in agricultural products	12.586	770	43.780	1.141	(312)	57.965
Gain and losses in biological assets dos ativos biológicos	24.209	(1.062)	(6.483)		-	16.664
Change in fair value of biological assets and agricultural products	36.795	(292)	37.297	1.141	(312)	74.629

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at their value at the time of harvest considering the market price of the area of each farm.

Since July 1, 2016, biological assets corresponding to ratoons of sugarcane have been measured at cost less depreciation (Accounting Standard IAS 16), while planted cane will continue to be measured at fair value (Accounting Standard IAS 41).

Agricultural Products	Soybean	Corn (crop)				Gain / Loss
	17/18	16/17	Sugarcane	Livestok	Others	03/31/18
Area (hectares)	9.650	937	20.431	14.643	-	45.661
Production (Tons)	35.633	4.303	1.378.554	1.742	-	1.420.232
Yield (Ton./ha)	3,69	4,59	67,47	0,12	-	31,10
Livestock - head of cattle	-	-	-	20.692	-	20.692
Production fair value (R$ thousand)	37.321	2.326	114.688	8.068	(143)	162.260
Production Cost (R$ thousand)	(24.735)	(1.556)	(70.908)	(6.927)	(169)	(104.295)
Gain and losses in agricultural products (R$ thousand)	12.586	770	43.780	1.141	(312)	57.965

Biological assets correspond to agricultural products in formation (not yet harvested) and cattle, measured at the net present value of the expected cash flow from these products. The calculation of fair value considers the best estimates in relation to sales prices, discount rates, direct and indirect costs, leasing, yields and selling expenses.

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Cattle biological assets are measured at fair value and controlled in accordance with two methodologies: 12 to 15-month calves and steers (heifers) are controlled and valued by head, while older animals are controlled by weight.

Fair value variation is impacted by variations between fair value and cost, as well as by fair value variations between the periods.

Gains or losses from the variation in the fair value of grains and sugarcane biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal, as well as write-offs arising from the harvesting of the agricultural products.

The table below shows the results of the sugarcane harvest:

Period ended June 30, de junho de 2017	2016 Crop	2017 Crop	Total
Net Revenue	48.949	23.072	72.021
Cost of sales	(43.420)	(31.078)	(74.498)
Gain (loss) of agricultural products and biological assets value	7.215,00	4.316	11.531
Total	12.744	(3.689)	9.055
Tons	535.103	480.200	1.015.303

Period ended December 31, 2017	2016 Crop	2017 Crop	Total
Net Revenue		112.182	112.182
Cost of sales		(97.495)	(97.495)
Gain (loss) of agricultural products and biological assets value		38.975	38.975
Total	-	53.662	53.662
Produced Tons		1.378.554	1.378.554

IMPAIRMENT (REVERSAL OF PROVISIONS OF THE RECOVERABLE AMOUNT OF AGRICULTURAL PRODUCTS, NET)

A provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of business less estimated selling expenses.

On March 31, 2018, the recognized amount corresponded to a gain of R$882 thousand.

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COST OF PRODUCTION
(%)	Soybean	Corn	Sugarcane	Livestock
Variable costs	76%	76%	73%	22%
Seeds	15%	16%	0%	0%
Fertilizers	16%	23%	10%	1%
Defensive	19%	15%	6%	0%
Agricultural services	19%	16%	47%	0%
Fuels and Lubricants	4%	4%	8%	1%
Maintence of machines and instruments	0%	0%	0%	6%
Animal Feed	0%	0%	0%	9%
Others	3%	2%	2%	5%
Fixed costs	24%	24%	27%	78%
Labor	4%	2%	3%	11%
Depreciation and amortization	11%	12%	12%	66%
Leasing	6%	8%	10%	0%
Others	3%	2%	2%	1%

(R$ / ha)	Crop16/17	Crop 17/18	Change
	Realized	Estimated
Soybean	2.159	2.163	0,2%
Corn	2.397	2.164	-9,7%
Sugarcane	4.416	5.140	16,4%

The increase in the cost of production of sugarcane reflects the carrying out costs of the São José Farm, which did not occur in the previous harvest.

COST OF GOODS SOLD

(R$ thousand)	3Q18	3Q17	Change	9M18	9M17	Change
Total of cost of goods sold	(16.225)	(7.482)	117%	(130.474)	(58.769)	122%
Soybean	(15.447)	(6.665)	132%	(21.425)	(12.211)	75%
Corn	(316)	(391)	-19%	(8.642)	(569)	1419%
Sugarcane	(283)	145	n.a.	(97.778)	(43.275)	126%
Livestock	(246)	(7)	3423%	(2.875)	(64)	4392%
Others	67	(563)	n.a.	246	(2.650)	n.a.

Cost of goods sold (COGS) came to R$130.5 million in 9M18. Due to the fair value adjustments of agricultural products, period changes in costs are directly linked to the market price of commodities at the time of harvest.

Total soybean COGS increased by R$9.2 million in 9M18 when compared to the previous year, from R$12.2 million, from the sale of 13,200 tons at R$928.17 per ton, to R$21.4 million, from the sale of 22,700 tons at R$943.38 per ton. Total soybean COGS in 3Q18 and 3Q17 reflects the reversal of the provision for loss.

Total corn COGS increased by R$8.0 million in 9M18 versus the previous year, from R$569 thousand, from the sale of 1,400 tons at R$414,72 per ton, to R$8.6 million, from the sale of 25,000 tons at R$345,28 per ton.

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Total sugarcane COGS increased by R$54.5 million in 9M18 versus the previous year, from R$43.3 million, from the sale of 512,700 tons at R$84.41 per ton, to R$97.8 million, from the sale of 1.2 million tons at R$79.84 per ton of sugarcane.

Total cattle-raising COGS reached R$2.9 million in 9M18 and reflects the net result of animal death and birth during the period (R$52 thousand negative) and the sale cost of 1,336 head of cattle in Brazil and Paraguay at R$2.2 million (R$2,113.00 per head).

Other COGS in the positive amount of R$246 thousand in 9M18 mainly refers to the raw material inventory adjustment. In 9M17, other COGS in the amount of R$1.7 million refers to the sale of inputs (seeds, fertilizers and byproducts) and R$900 thousand refers to the sale of 369 tons of sorghum.

SELLING EXPENSES

(R$ thousand)	3Q18	3Q17	Change	9M18	9M17	Change
Selling expenses	(2.257)	(417)	442%	(4.347)	(537)	709%
Freight	(607)	(160)	280%	(810)	(176)	360%
Storage and Processing	(1.277)	(207)	517%	(2.720)	(581)	368%
Others	(373)	(50)	646%	(817)	220	n.a.

In 9M18 we recorded R$4.3 million in selling expenses. This result is due to the increase in freight, reflected by the increase in grain sales during the period.

The increase in storage and processing expenses in 9M18 is due to the increase in storage expenses for grain inventory from the 16/17 harvest.

Other selling expenses refer to the loss for doubtful debtors (PDD).

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	3Q18	3Q17	Change	9M18	9M17	Change
General and administrative expenses	(6.829)	(5.964)	15%	(21.619)	(19.638)	10%
Depreciations and amortizations	(145)	(179)	-19%	(482)	(530)	-9%
Personnel expenses	(4.374)	(4.114)	6%	(13.621)	(12.903)	6%
Expenses with services provider	(1.139)	(725)	57%	(3.414)	(2.402)	42%
Leases and Rents	(200)	(200)	0%	(496)	(589)	-16%
Others expenses	(971)	(746)	30%	(3.606)	(3.214)	12%

As of March 2017, we began to consolidate general and administrative expenses of the operation in Paraguay, which were previously accounted for under the equity pick up.

In 9M18, general and administrative expenses increased by 10% in comparison to the same period of the previous year, from R$19.6 million to R$21.6 million.

The 42% increase in expenses with service providers is mainly due to the expenses with advisors for the development of new projects, legal advice and information technology, and expenses with the issuance of the Agribusiness Receivables Certificate (CRA).

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The 16% decrease in leases and rents is mainly due to renegotiations of lease contracts.

OTHER OPEARTING INCOME / EXPENSES

(R$ thousand)	3Q18	3Q17	Change	9M18	9M17	Change
Other operating income/expenses	37.116	(119)	n.a.	35.872	(5.736)	n.a.
Gain/Loss on sale of fixed assets	(135)	(14)	864%	(294)	(536)	-45%
Management Fee - Cresca Reversal	-	-	n.a.	-	(2.490)	-100%
Provisions for lawsuits	410	(83)	n.a.	299	(545)	n.a.
Alto Taquari Farm	-	34	-100%	-	34	-100%
Added value obteined by spin-off (Cresca - Paraguay)	5.040	-	n.a.	5.040	-	n.a.
Written-off in the conversion of joint venture by spin-off (Cresca - Paraguay)	30.616	-	n.a.	30.616	-	n.a.
Others	1.185	(56)	n.a.	211	(2.199)	n.a.

The increase in other operating expenses (income) is a result of the recognition of amounts incurred with the conclusion of the spin-off of the Cresca operation in Paraguay, in the amount of R$35.3 million. In 9M17, the management fee reversal of Cresca totaling R$2.5 million was recorded.

Spin-off of the Joint Venture Cresca S.A.

On February 9, 2018, the spin-off process of the Joint Venture Cresca S.A. (company that owns the property in Paraguay) was formalized. At that moment, the part owned by BrasilAgro was transferred to its subsidiary Agropecuária Morotí S.A., which is 100% controlled by the Company.

After the spin-off, considering that the Company obtained the control of assets and liabilities previously jointly controlled, as required by IFRS 3 – Business Combinations, the assets acquired, and the liabilities assumed were remeasured at their fair values on the acquisition date and the result recorded in profit or loss.

The investment was recorded at the Company for R$115.6 million and the fair value totaled R$120.6 million; therefore, we recorded gain of R$5.0 million. The fair value of assets and liabilities was preliminarily estimated and is expected to be concluded by June 30, 2018.

Moreover, the effects from the translation of investments abroad were recorded under other comprehensive income. With the spin-off, as required by accounting practices, the accumulated effect from the translation of investments abroad, totaling R$30.6 million, was written-off from other comprehensive income and recorded under profit/loss.

www.brasil-agro.com	16	BRASILAGRO 2018

FINANCIAL RESULT

(R$ thousand)	3Q18	3Q17	Change	9M18	9M17	Change
Total	(17.324)	5.784	n.a.	(9.839)	22.204	n.a.
Interest (i)	(20.256)	(1.477)	1271%	(14.136)	(3.542)	299%
Monetary variation (ii)	(166)	(185)	-10%	(6)	(495)	-99%
Exchange vartiation (iii)	(254)	(1.603)	-84%	(190)	(1.380)	-86%
Unwind of present value adjustment (iv)	5.294	(1.395)	n.a.	3.885	(2.888)	n.a.
Results with derivatives (v)	(1.999)	8.558	n.a.	280	18.738	-99%
Other financial income / expenses (vi)	57	1.886	-97%	328	11.771	-97%

The consolidated financial result is composed of the following items: (i) interest on financing; (ii) the impact of the monetary variation on the amount payable from the acquisition of the Nova Buriti Farm; (iii) the impact of the U.S. dollar exchange variation on the offshore account and Cresca’s receivables; (iv) the present value of Cremaq, Araucária and Jatobá Farms’ sales receivables, fixed in soybean bags; (v) the result from hedge operations; and (vi) bank fees and expenses and returns on cash investments.

Interest variation is mainly due to the recognition of the financial revenue obtained from the Nova Buriti Farm renegotiation, in the amount of R$9.3 million, interest on loans and financing in the amount of R$7.4 million, and interest on Cresca’s loan of R$16.5 million which was pardoned.

The derivatives result reflects the commodities hedge operations result and the impact of the exchange variation on cash, which was partially dollarized in order to maintain purchasing power in regard to inputs, investments and new acquisitions, which have a positive correlation with the US currency. In 9M18, the result of derivative transactions was R$280 thousand, of which R$1.7 million (negative) are related to currency operations and R$1.5 million are related to operations with commodities. In 9M17, derivative operations totaled R$18.7 million, of which R$11.1 million are a loss related to currency operations and R$7.6 million are in operations with commodities.

The reduction in other financial income / expenses is due to the decrease in the Company’s cash position, from an average cash flow of R$129.7 million in 9M17 to R$41.5 million in 9M18 and also decrease in the SELIC rate (Brazil’s basic interest rate) in the period, in addition to bank fees and expenses with financial investments.

On August 30, 2017, the title deed for the Nova Buriti Farm was given and, consequently, the payment of the Farm balance was paid. The Farm’s total price was adjusted, with the partial cancellation of the monetary adjustments (by the IGP-M – General Market Price Index) that would be owed by the Company. The amount of R$9.3 million was recognized as financial income in 9M18 and the outstanding balance of the debt will not be restated.

www.brasil-agro.com	17	BRASILAGRO 2018

DERIVATIVE OPERATIONS

Our risk policy primarily aims to hedge the Company’s cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the Company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

The points analyzed when deciding on the price and margin hedging strategy and tools are listed below:

• Estimated gross margin based on the current price environment.

• Standard deviation from the estimated gross margin for different pricing strategy scenarios.

• Analysis of the estimated gross margin in stress scenarios for different hedge strategies.

• Comparison between current estimates and the Company’s budget.

• Comparison of the estimated gross margin and the historical average.

• Market expectations and trends.

• Tax aspects.

Hedge Position on April 30, 2018

		Soybean			FX
Crop				Volume
	Volume(1)	% of hedge(2)	Price (USD/bu)	(thousand)	% of hedge(3)	BRL/USD
17/18	80.897 ton	85,9%	10,46	USD 39.174	108,2%	3,37
(1) Net estimated volume of production + farm sales receivables.
(2) % of the volume of soybean locked in tons.
(3) % of estimated revenue in USD.

www.brasil-agro.com	18	BRASILAGRO 2018

Balance Sheet

NET ASSET VALUE – NAV

(R$ thousand)	March 31, 2018
	Book	NAV
BrasilAgro's Equity	716.977	716.977
Properties appraisal		1.307.136
(-) Balance Sheet - Net Agri Openning Capex		-89.643
(-) Balance Sheet - Land Value		-539.101
NAV - Net Asset Value	716.977	1.395.369
Shares	56.889	56.889
NAV per share	12,60	24,53

CASH AND CASH EQUIVALENTS

Cash and Cash equivalents	03/31/2018	06/30/2017	Change
Cash and Cash equivalents	16.923	43.798	-61%
Cash and Banks	6.830	15.159	-55%
Repurchase agreements	10.003	28.639	-65%
Bank deposit certificates	90	-	n.a.
Markable securities	1.149	6.972	-84%
Restricted financial investments	2	2	0%
Bank deposit certificates	1.114	-	n.a.
Banco do Nordeste (loan guarantees)	-	5.502	-100%
Treasury financial bills	33	1.468	-98%
Restricted Markable securities	17.952	17.088	5%
Bank deposit certificates	9.427	8.982	5%
Banco do Nordeste (loan guarantees)	8.525	8.106	5%
Total	36.024	67.858	-47%

The Company ended the quarter with a cash position of R$36.0 million, a decrease of 47% over June 30, 2017, mainly due to investments in the amount of R$18.9 million and payment of dividends in the amount of R$13.0 million.

INVENTORY

(R$ thousand)	03/31/2018	06/30/2017	Change
Soybean	21.184	6.837	210%
Corn	336	6.819	-95%
Livestock	32.136	11.153	188%
Other crops	90	50	80%
Agricultural Products	53.746	24.859	116%
Supplies	10.465	8.952	17%
Total	64.211	33.811	90%

www.brasil-agro.com	19	BRASILAGRO 2018

INDEBTEDNESS

(R$ thousand)	Expiration	Annual Interest Tax - %	03/31/2018	06/30/2017	Change
Short term
Financiamento de Custeio Agrícola	Sep-18	8,50 and 12,75 TJLP + 3,45 and 4,45 / SELIC + 3,45 / Pre 4,00 to	65.722	10.703	514,1%
Financiamento Projeto Bahia	Dec-18	9,00	3.097	15.236	-79,7%
Capital de Giro	May-18	1,40 to 2,30% + 100% of CDI	16.638	15.782	5,4%
Capital de Giro (USD)	Aug-17	3,49%	-	5.031	-100,0%
Financiamento de Máquinas e Equipamentos	Dec-18	TJLP + 3,73	255	1	25400,0%
Financiamento de cana-de-açúcar	Dec-18	TJLP + 2,70 and 12,75%	1.442	8.248	-82,5%
Arrendamento Financeiro Canavial - Parceria III	May-18	6,92%	2.424	1.619	49,7%
			89.578	56.620	58,2%
Long term
Financiamento de cana-de-açúcar	Dec-23	TJLP + 2,70 and 12,75%	33.131	1.025	3132,3%
Financiamento de Máquinas e Equipamentos	Jun-24	TJLP + 3,73%	5.833	1.208	382,9%
Financiamento Projeto Bahia	Aug-23	TJLP + 3,45 and 4,45/SELIC + 3,45/Pre 4,00 to 9,00	26.777	30.862	-13,2%
Arrendamento Financeiro Canavial - Parceria III	nov-18	6,92%	-	1.665	-100,0%
Arrendamento Financeiro Canavial - Parceria IV	Jan-32	R$/kg 0,6462	21.118	20.795	1,6%
			86.859	55.555	56,3%
Total			176.437	112.175	57,3%

On March 31, 2018 and June 30, 2017, the balance of loans and financing was R$176.4 million and R$112.2 million, respectively. The payment of interest and principal totaled R$73.2 million in 9M18.

During the period, a total of R$116.2 million was disbursed in new financing referring to the cost of sugarcane, soybean and corn operations and R$13.9 million was disbursed for investments related to area opening.

ACQUISITIONS PAYABLE

(R$ thousand)	Adjustment Rate	03/31/2018	06/30/2017	Change
Nova Buriti Farm	IGP-M	1.706	22.085	-92%
São José Farm	CDI	-	2.561	-100%
Total		1.706	24.646	-93%

On August 30, 2017, the title deed for the Nova Buriti Farm was given and, consequently, the partial payment of R$5.8 million was made. Part of the remaining balance, in the amount of R$1.5 million, was paid on October 18, 2017, and in January 2018, R$6.1 million of the outstanding balance of accounts payable on acquisitions were paid.

At the time of the negotiation, the Farm’s total price was adjusted, with the partial cancellation of the monetary adjustments (by the IGP-M – General Market Price Index) that would be owed by the Company. The discount on the amount of R$9.3 million was recognized as financial income in 9M18 and the outstanding balance of the debt will not be restated.

www.brasil-agro.com	20	BRASILAGRO 2018

PROPERTIES FOR INVESTMENT

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently holding the assets and carrying out profitable agricultural activities on them.

Once we acquire our rural properties, we begin to implement high-value added crops and to transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. In line with our strategy, when we deem a rural property has reached its optimal value, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under “Non-Current Assets”.

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, in accordance with the same criteria detailed for fixed assets.

(R$ thousand)	Acquisition	Buildings and		Construction in	Investment
	value	improvements	Opening area	progress	Properties
Initial Balance	300.487	26.369	53.021	9.922	389.799
In June 30, 2017
Acquisitions	1.890	99	901	14.961	17.851
Incorporation - corporate reorganization	121.269	18	9.518	10.147	140.952
Reductions	-	-53	-	-1	-54
(-) Depreciation/ Amortization	-	-621	-8.826	-	-9.447
In March 31, 2017	423.646	25.812	54.614	35.029	539.101

On March 31, 2018, we recorded R$35.0 million in ongoing work, which refers to the clearance of areas at the Palmeiras, Chaparral and Araucária Farms.

In February, we formalized the spin-off process of Cresca S.A., which started in October 2016. With the end of the Joint Venture, BrasilAgro acquired 50% of Cresca’s assets and liabilities through the subsidiary Agropecuária Morotí S.A. As a result, the farm was accounted for as properties for investment as of this quarter in the amount of R$140.9 million, as mentioned at the table above in incorporation – corporate reorganization.

www.brasil-agro.com	21	BRASILAGRO 2018

CAPEX – AREA OPENING

(R$ thousand)	3Q18	3Q17	Change	9M18	9M17	Change
Maintenance	785	915	-14%	3.407	2.265	50%
Opening	321	221	46%	5.930	5.981	-1%
Total	1.106	1.136	-3%	9.337	8.246	13%

DEPRECIATION – AREA OPENING

(R$ thousand)	3Q18	3Q17	Change	9M18	9M17	Change
Maintenance	(596)	(465)	28%	(1.739)	(1.391)	25%
Opening	(4.765)	(2.276)	109%	(9.455)	(6.663)	42%
Total	(5.361)	(2.741)	96%	(11.194)	(8.054)	39%

www.brasil-agro.com	22	BRASILAGRO 2018

CAPITAL MARKETS

The Company was the first agricultural production company to list its shares on the Novo Mercado segment of the B3 (São Paulo Stock Exchange) and was also the first Brazilian agribusiness company to list its ADRs (American Depositary Receipts) on NYSE (New York Stock Exchange).

Share Performance

......................................................................................................................................................

On May 04, 2018, BrasilAgro’s shares (AGRO3) were traded at R$13.10, resulting in a market cap of R$745.2 million, while its ADRs (LND) were traded at US$3.66.

HIGHLIGHTS - AGRO3	3Q18	3Q17
Average Daily Trade Volume (R$)	607.329	1.163.502
Maximun (R$ per share)	13,50	12,88
Mininum (R$ per share)	12,40	10,85
Average (R$ per share)	13,32	11,87
Closing Quote (R$ per share)	13,00	11,98
Variation in the period (%)	-2,99%	0,67%

During 3Q18, BrasilAgro’s shares reached a trading volume of R$36.4 million, from 9,893 trades, with a daily average traded volume of R$0.6 million.

www.brasil-agro.com	23	BRASILAGRO 2018

Disclaimer

The statements contained in this document related to the prospects for BrasilAgro’s businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management’s expectations. These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

WEIGHTS AND MEASURES USED IN AGRICULTURE

Weights and Measures used in Agriculture
1 ton	1.000 kg
1 Kilo	2.20462 pounds
1 pound	0.45359 kg
1 acre	0.1840 bushel
1 hectare (ha)	2.47105 acres
1 hectare (ha)	10.000 m2
1 bushel	5.4363 acres

Soybean
1 bushel of soybean	60 pounds	27.2155 kg
1 bags of soybean	60 kg	2.20462 bushels
1 bushel/acre	67.25 kg/ha
1.00 US$/bushel	2.3621 US$/saca

Corn
1 bushel of corn	56 pounds	25.4012 kg
1 bags of corn	60 kg	2.36210 bushels
1 bushel/acre	62.77 kg/ha
1.00 US$/bushel	2.3621 US$/saca

www.brasil-agro.com	24	BRASILAGRO 2018

INCOME STATEMENT

(R$ thousand)	3Q18	3Q17	Change	9M18	9M17	Change
Revenues from Farm Sales	-	3.854	-100,0%	-	3.854	-100%
Revenues from grains	18.096	9.447	91,6%	33.673	16.420	105%
Revenues from sugarcane	(225)	1.137	n.a.	115.122	51.727	123%
Revenues from leasing	1.427	629	126,9%	3.861	1.563	147%
Revenues from Livestock	322	-	n.a.	2.869	-	n.a.
Other revenues	67	467	-85,7%	136	2.137	-94%
Deductions from gross revenue	(1.780)	(588)	202,7%	(6.170)	(3.008)	105%
Net Sales Revenue	17.907	14.946	19,8%	149.491	72.693	106%
Change in fair value of biological assets and agricultural products	32.528	241	13397,1%	74.629	5.464	1266%
Impairment	(31)	(186)	-83,3%	882	(437)	n.a.
Net Revenue	50.404	15.001	236,0%	225.002	77.720	190%
Cost of agricultural products sale	(16.225)	(7.482)	116,9%	(130.474)	(58.769)	122%
Gross Profit	34.179	7.519	354,6%	94.528	18.951	399%
Selling expenses	(2.257)	(417)	441,2%	(4.347)	(537)	709%
General and administrative expenses	(6.829)	(5.964)	14,5%	(21.619)	(19.638)	10%
Depreciations and amortizations	(145)	(179)	-19,0%	(482)	(530)	-9%
Personnel expenses	(4.374)	(4.114)	6,3%	(13.621)	(12.903)	6%
Expenses with services provider	(1.139)	(725)	57,1%	(3.414)	(2.402)	42%
Leases and Rents	(200)	(200)	0,0%	(496)	(589)	-16%
Others expenses	(971)	(746)	30,2%	(3.606)	(3.214)	12%
Other operating income/expenses, net	37.116	(119)	n.a.	35.872	(5.736)	n.a.
Equity pick up	16.096	(1.430)	n.a.	14.699	(3.730)	n.a.
Financial result	(17.324)	5.784	n.a.	(9.839)	22.204	n.a.
Financial income	14.381	21.147	-32,0%	57.378	71.475	-20%
Interest on Financial Investments	377	2.335	-83,9%	1.648	14.614	-89%
Interest on assets	(572)	677	n.a.	10.266	3.272	214%
Monetary variations	(161)	-	n.a.	160	-	n.a.
Foreign exchange variations on liabilities	1.463	976	49,9%	7.169	8.997	-20%
Unwind of present value adjustment	6.667	976	583,1%	19.014	4.121	361%
Realized results with derivatives	3.468	1.427	143,0%	7.084	11.334	-37%
Unrealized results with derivatives	3.139	14.756	-78,7%	12.037	29.137	-59%
Financial expenses	(31.705)	(15.363)	106,4%	(67.217)	(49.271)	36%
Interest expenses	(199)	(328)	-39,3%	(870)	(1.906)	-54%
Bank charges	(121)	(121)	0,0%	(450)	(937)	-52%
Interest on liabilities	(19.684)	(2.154)	813,8%	(24.402)	(6.814)	258%
Monetary variations	(5)	(185)	-97,3%	(166)	(495)	-66%
Foreign exchange variations on liabilities	(1.717)	(2.579)	-33,4%	(7.359)	(10.377)	-29%
Unwind of present value adjustment	(1.373)	(2.371)	-42,1%	(15.129)	(7.009)	116%
Realized results with derivatives	(1.055)	(70)	1407,1%	(4.949)	(2.149)	130%
Unrealized results with derivatives	(7.551)	(7.555)	-0,1%	(13.892)	(19.584)	-29%
Profit (loss) before income and social contribution taxes	60.981	5.373	1034,9%	109.294	11.514	849%
Income and social contribution taxes	(6.997)	(832)	741,0%	(23.673)	(5.331)	344%
Profit (loss) for the period	53.984	4.541	1088,8%	85.621	6.183	1285%
Outstanding shares at the end of the period	56.888.916	56.888.916		56.888.916	56.888.916
Basic earnings (loss) per share - R$	0,95	0,08	1088,8%	1,51	0,11	1285%

www.brasil-agro.com	25	BRASILAGRO 2018

BALANCE SHEET – ASSETS

Assets (R$ thousand)	03/31/2018	06/30/2017	Change
Current assets
Cash and Cash equivalents	16.780	43.798	-61,7%
Markable securities	1.149	6.972	-83,5%
Trade accounts receivable	65.146	54.026	20,6%
Inventories	32.075	22.658	41,6%
Biologial assets	118.583	38.260	209,9%
Derivative financial instruments	3.809	4.090	-6,9%
Transactions with related parties	2.639	1.298	103,3%
	240.181	171.102	40,4%

Non-current assets
Biological assets	32.136	13.435	139,2%
Markable securities	17.952	17.088	5,1%
Diferred taxes	31.727	53.780	-41,0%
Derivative financial instruments	641	1	64000,0%
Accounts receivable and sundry credits	39.859	44.605	-10,6%
Investment properties	539.101	389.799	38,3%
Transactions with related parties	-	35.640	-100,0%
Investments	100	101.426	-99,9%
Property, plant and euipment	72.018	54.745	31,6%
Intagible assets	1.364	1.672	-18,4%
	734.898	712.191	3,2%

Total assets	975.079	883.293	10,4%

www.brasil-agro.com	26	BRASILAGRO 2018

BALANCE SHEET – LIABILITIES

Liabilities (R$ thousand)	03/31/2018	06/30/2017	Change
Current liabilities
Trade accounts payable and other obligations	52.941	55.615	-4,8%
Loans and financing	89.578	56.620	58,2%
Labor obligations	6.962	11.513	-39,5%
Derivative financial instruments	8.746	3.978	119,9%
Accounts payable for acquisitions	1.706	24.646	-93,1%
Transactions with related parties	2.526	4.784	-47,2%
	162.459	157.156	3,4%

Non-current liabilities
Trade accounts payable and other obligations	7.489	1.520	392,7%
Loans and financing	86.859	55.555	56,3%
Derivative financial instruments	-	-	n.a.
Provision for legal claims	1.295	1.594	-18,8%
	95.643	58.669	63,0%
Total liabilities	258.102	215.825	19,6%

Equity
Capital	584.224	584.224	n.a.
Capital reserves	1.153	1.525	-24,4%
Treasury shares	(35.208)	(36.797)	-4,3%
Profits reserves	68.615	68.615	0,0%
Proposed additional dividends	-	6.486	-100,0%
Equity variation adjustment	12.552	43.415	-71,1%
Accumulated losses	85.641	-	n.a.
Total equity	716.977	667.468	7,4%

Total liabilities and equity	975.079	883.293	10,4%

www.brasil-agro.com	27	BRASILAGRO 2018

CASH FLOW

R$ (thousand)	9M18	9M17	Change
CASH FLOW OF OPERATIONAL ACTIVITIES
Profit (loss) for the period	85.621	6.183	1285%
Adjustments to reconcile net income
Depreciation and amortization	18.364	7.201	155%
Added value obteined by spin-off	(5.040)	-	n.a.
Written-off in the conversion of joint venture by spin-off	(30.616)	-	n.a.
Residual value of fixed assets	408	1.587	-74%
Written-off in investment properties	54	62	-13%
Equity Pickup	(14.699)	3.730	n.a.
Exchance variation effect	-	79	-100%
Gain unrealized results with derivatives	1.855	(9.553)	n.a.
Exchange rate, monetary and financial charges unrealized	15.052	(7.291)	n.a.
Adjustment to present value for receivables from sale of farms, machinery and financial	(3.885)	2.888	n.a.
leasings
Income and social contribution taxes	22.053	3.055	622%
Fair value of biological assets and agricultural products and depletion of harvest	(74.629)	(5.464)	1266%
Provision (Reversal) of impairment of agricultural products after harvest	(882)	437	n.a.
Allowance for doubtful accounts	(744)	269	n.a.
Provisions for lawsuits	(299)	545	n.a.
	12.613	3.728	238%

Trade accounts receivable	(1.351)	(1.762)	-23%
Inventories	(8.199)	15.758	n.a.
Biological Assets	(24.395)	(25.648)	-5%
Recoverable Taxes	426	(349)	n.a.
Derivative Transactions	2.514	20.573	-88%
Other assets	243	(1.250)	n.a.
Suppliers	9.462	8.685	9%
Related parties	(2.782)	17.305	n.a.
Taxes payable	(1.744)	(2.437)	-28%
Income tax and social contribution	(286)	(2.643)	-89%
Labor obligations	(4.551)	(3.829)	19%
Advance from customers	(4.820)	72	n.a.
Other obligations	(461)	(4.976)	-91%
Net Cash generated by (used in) operating activities	(23.331)	23.227	n.a.
CASH FLOW OF INVESTMENT ACTIVITIES
Additions to immobilized and intangible	(27.263)	(21.599)	26%
Additions to property for investments	(17.851)	(109.800)	-84%
Redemption of (investment in) marketable securities	6.159	124.728	-95%
Increase in investments and participations	-	-	n.a.
Payments of farm acquisition	(13.672)	-	n.a.
Receivables from farm sale	5.588	-	n.a.
Net Cash generated by (used in) investment activities	(47.039)	(6.671)	605%
CASH FLOW OF FINANCING ACTIVITIES
Raising of Loans and financing	130.144	38.268	240%
Interest from Loans and Financing	(7.166)	(6.137)	17%
Payment of loans and financing	(66.043)	(46.394)	42%
Treasury shares	(610)	(5.848)	-90%
Dividends paid	(12.973)	(32.042)	-60%
Generated (provided) net cash by financing activities	43.352	(52.153)	n.a.
Increase (decrease) in cash and cash equivalents	(27.018)	(35.597)	-24%
Cash and cash equivalents at the beginning of the year	43.798	54.204	-19%
Cash and cash equivalents at the end of the year	16.780	18.607	-10%
	(27.018)	(35.597)	-24%

www.brasil-agro.com	28	BRASILAGRO 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2018.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ André Guillaumon
		Name:	André Guillaumon
		Title:	Chief Executive Officer and Operation Officer

Date: May 8, 2018.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer